MAIL STOP 3561

October 18, 2006

Mr. Li Zhang
Chief Executive Officer
HLS Systems International Ltd.
625 Broadway, Suite 1111
San Diego, California 92101

> **Re:** **HLS Systems International Ltd.**
> **Amendment 2 to Registration Statement on Form S-4**
> **File No. 333-132826**
> **Filed on September 1, 2006**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please explain why Gifted Time Holdings will remain a subholding company subsidiary of HLS and the immediate parent of the HollySys operating companies.

2. The prospectus states that Notice 75 requires PRC residents to apply for foreign exchange investment registration before establishing or controlling an Overseas

Special Intention Company or OSIC, defined as a foreign enterprise directly established or indirectly controlled by PRC residents for foreign equity capital financing with their domestic enterprise assets and interests. See, e.g., page 49. Please confirm that the foreign enterprise that must obtain foreign exchange investment registration, and also clarify the following matters:

a. We note that the Gifted Time Holdings stockholders sought such registration in March 2006 for their respective BVI companies, i.e., Pioneer, Ace, Plus View, Acclaimed, Allied, Sure Grow and Faith Best, which would become OSICs, prior to establishing the BVI companies and acquiring, through them, equity interests in Gifted Time Holdings. See page 79. Please state whether the appropriate PRC regulatory authorities have approved the registrations.

b. The prospectus states on page 49 that Gifted Time Holdings will be an OSIC following the stock purchase transaction. Please explain why Gifted Time Holdings is not currently an OSIC and what specific event(s) will trigger such status. State whether the Gifted Time Holdings shareholders have sought, or when they will seek, foreign exchange investment registration for Gifted Time Holdings.

c. The prospectus also states on page 49 that, "If the PRC residents that are parties to the stock purchase agreement do not establish and maintain the Foreign Exchange Investment Registration for Gifted Time Holdings, then Gifted Time Holdings may be prohibited from acquiring the domestic assets or shares from the PRC residents . . ." Please clarify the meaning of "domestic assets or shares" in the context of the specific transactions described in this filing.

d. As a related matter, it is our understanding that the consignment agreements are effective, although it does not appear that Gifted Time Holdings is currently registered. If so, one could perhaps infer that the Beijing HollySys common stock could be consigned to Gifted Time Holdings without that company's having obtained foreign exchange investment registration, but that title to the shares cannot be transferred without such registration. Please clarify.

e. It appears that Gifted Time Holdings paid dividends to shareholders in 2006, see *infra*. On page 49, the prospectus states that, pursuant to Notice 75, Beijing HollySys is prohibited from distributing profits, among other things, to an OSIC outside of the PRC if the OSIC "ha[s] not completed or does not maintain the Foreign Investment Exchange Registration." Please clarify whether the dividends included profits of Beijing HollySys and, if so, explain how the distribution of dividends to Gifted Time Holdings shareholders was consistent with the requirements of Notice 75.

f. Please state whether HLS will be an OSIC following the stock purchase transaction. If so, please state when the PRC resident shareholders of HLS have or will seek foreign exchange investment registration for HLS. If not, please explain why the Gifted Time Holdings stockholders were required to apply for foreign exchange investment registration before setting up their respective BVI companies and acquiring equity interests in Gifted Time Holdings, see, e.g., page 30, but are not required to do so before acquiring shares of HLS.

3. Please also clarify the following matters, which are related to the transfer of title to the consigned Beijing HollySys common shares:

    a. It appears on page 23 that the change of form of Beijing HollySys from joint stock company to limited liability company would, by operation of law, remove the restriction on transfer of title of the shares of Dr. Wang. However, the prospectus also states on page 23 that, "HollySys expects that the process of changing from a joint stock company to a limited liability company will be initiated by the stockholders of Beijing HollySys shortly after the closing of this stock purchase transaction." Please clarify the process in question. State whether the Gifted Time Holdings stockholders will initiate the change of form, see, e.g., pages 75-76, explain what is involved in the "process," how long it is expected to take and how it will be formalized. Please state also whether the consent of the minority owners of Beijing HollySys will be required.

    b The opinion of Guantao Law Firm states on page 3 that the consignment agreements provide that the consignors/Beijing HollySys shareholders, as requested by their respective BVI companies, will promptly transfer title to the consigned equities to their respective consignee BVI company or any third party designated by that BVI company. On pages 75-76, the prospectus states that, "Chardan believes that Gifted Time Holdings would be an acceptable transferee under PRC law, and that the transfer of legal title will occur in due course following the transaction between Chardan and the Gifted Time Stockholders." Please explain how the transferee company will be selected. If there is any doubt whether Gifted Time Holdings would be an acceptable transferee, explain how and by whom such a determination would be made.

    c. The prospectus refers on page 76 to "the *ultimate* transfer of title to the Beijing HollySys stock to Chardan and its successors." (Emphasis added) Please clarify the intended transactions and timing. If consecutive transactions are anticipated, please describe them. As part of the discussion,

        i. Explain whether the transfer(s) would require any determination by

PRC regulatory authorities that the transferee is appropriate.

ii. It appears that Dr. Wang is the only shareholder of Gifted Time
Holdings to whom the restriction of PRC law on transfer applies.
Please state whether he will immediately direct the transfer of
ownership of his consigned Beijing HollySys common stock to his
own BVI entity, to Gifted Times Holdings or to HLS once the
restriction no longer applies, as a result of the contemplated change
in organizational form of Beijing HollySys. Because the various
consignors seek to act in concert with Dr. Wang, please explain
also whether his direction to his consignee to transfer title will
trigger similar action by the other consignors.

iii. We note the statement on page 76 that, "The stock purchase
agreement requires that PRC counsel issue opinions regarding the
validity and enforceability of all the consignment agreements
involved in this transaction and the validity of the ultimate transfer
of title to the Beijing HollySys stock to Chardan and its
successors." Please provide to the staff copies of any such
opinions that have been issued.

4. We note that the change of status of Beijing HollySys from domestic company to
foreign investment enterprise after the stock purchase transaction will require
certain regulatory approvals. Specifically, approval by the Ministry of
Commerce, registration with SAFE and registration with the Beijing
Administrative Bureau of Industry & Commerce will be necessary. See page 23.
See also pages 30, 49. It appears that there are required administrative
proceedings and that the process may take six months to complete. See also page
30. Please clarify the anticipated timing of these various developments.

5. We note that Chardan North Acquisition Corp. made a presentation at the Roth
Capital Partners Conference on September 7, 2006. Please provide us with a
transcript of the presentation. Please also provide us with any materials
distributed to the participants along with a copy of any slide presentation. We
may have further comment.

Letter to Stockholders, page 3

6. The prospectus states on page 3 that HLS will be a foreign private issuer
following the redomestication merger. Please explain the significance of this
status in the letter to stockholders and ensure that disclosure is consistent
throughout the prospectus. We note the statement at page 77, for example, that,
because termination of a consignment agreement would be a material event, it

would be disclosed in an appropriate filing.

Questions and Answers about the Meeting, page 12

7. We note your statement that "the operating companies of Gifted Time Holdings … together they are one of the leading automation and control systems companies in China The HollySys Operating Companies have, collectively, demonstrated significant growth since commencing operations in 1996." The basis for comparative factual assertions and for HLS Systems' or management's belief in certain qualitative statements must be clear from the text of the proxy/prospectus or provided supplementally to the staff. Revise the disclosure throughout the document to address our concerns, or advise us supplementally as necessary.

HollySys Reorganization and Ownership, page 19

8. Please define OSCAF in the first paragraph in this section.

9. We note that you indicate that Song Xuesong is the legal representative of Shanghai Jinqiaotong. Please indicate the beneficial owner of Shanghai Jinqiaotong.

Regulatory Matters, page 30

10. We note your response to comment 22. Please revise to clarify whether the applications with SAFE need to be approved and the status thereof.

Selected Unaudited Pro Forma Combined Financial Information, page 33

11. We note that Gifted Time declared dividends in 2006. Please revise your table to present pro forma dividends declared per share for the period ended June 30, 2006.

Comparative Per Share Information, page 35

12. Please remove the notation "[Table and notes to be revised]" directly above the table of data.

Market Price Information, page 35

13. Please revise to include price information as of the latest practicable date.

Risk Factors, page 39

14. We note your statement that "our business, financial condition or results of operations could be affected materially and adversely by any of the risks discussed below and any others not foreseen." (Emphasis added.) Revise to remove the noted language since all material risks must be described.

15. Please revise the introductory paragraph to move the last sentence to your forward looking statements section.

16. Pleas revise the subheading for risk factor 3 "Being a foreign private issuer exempts …" to reflect the risk being addressed.

17. We note your response to comment 25 and that you have moved the discussion in the first paragraph to a section later in the risk factors section. The risk factors need to be set forth in the order of materiality. Please revise to prominently disclose the risk factor 7 with the subheading "Because Chinese law will govern …"

18. Please add to the discussion of the fifth risk factor on page 41 the information on page 128 to the effect that (i) the receipt of government subsidiaries by the HollySys operating companies during the past three years, has accounted for 23.31%, 21.55%, and 27.11%, respectively, of income before income tax on a gross basis; and that (ii) since January 1, 2006, Hangzhou HollySys has used a 12% tax rate, but after January 1, 2009, it will use a 24% rate for income tax purposes.

19. Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to Freedom Acquisition Holdings, Inc. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. It appears that risk factors "The market price of our shares is subject to price and volume fluctuations …" and "If HollySys is not able to apply new technology in its products or develop new products …" are generic and should be revised, deleted or moved to another section of the prospectus as appropriate. Revise throughout this section as appropriate.

20. Please clarify the "other comparative advantages" noted in risk factor 14

21. Please discuss whether there will be any anticipated impact on the government subsidies to the HollySys operating companies based on the new ownership structure. Add a risk factor, if appropriate.

Conversion Rights, page 49

22. Please revise to address in detail the steps needed to be taken to exercise the investor's conversion rights.

Background of the Stock Purchase

The Candidate Identification Process, page 57

23. We note your statement in the first paragraph that "Chardan must liquidate unless it has consummated a business combination by February 10, 2007. If a letter of intent, agreement in principle or a definitive agreement to complete a business combination was executed but the transaction was not consummated prior to February 10, 2005, then it is not required to liquidate …." Please revise to clarify the date. Also address whether the purchase agreement extends the company's liquidation date to August 10, 2007.

24. Please revise to indicate the date of the "brief discussion of the filing" between Chardan and Chum. Advise us of the material points of the discussion between Chardan and Chum.

25. We note your response to comment 50. Provide in the proxy/prospectus a detailed description of Chum's activities when it explored whether several Chinese companies might have an interest in combining with Chardan and indicate the timing of those activities.

26. Clarify when Chum explored with the noted Chinese companies whether they might have in interest in a business combination with Chardan.

27. We note that Chum approached HollySys to make an investment in HollySys. Please revise to indicate the amount of the investment made and interests received by Chum.

28. Revise to indicate the material terms of the consulting agreement between Chum and HollySys. Specifically address the compensation to be paid to Chum if the business combination is completed. File the consulting agreement between Chum and HollySys entered on October 15, 2005 as an exhibit to the proxy/prospectus statement.

29. Please revise to address any affiliations between Chardan and Chum. Also address whether there are any interrelationships between Chardan and Chum.

30. We note your statement that "In the course of that December 10 meeting, a consulting arrangement for Chardan to provide support to HollySys post-transaction was agreed to." Please clarify whether Chardan or Chardan Capital LLC entered the consulting arrangement.

Board Consideration and Approval of Transaction, page 63

31. We note you have provided projections labeled "Beijin HollySys Co., Ltd. Fundamental Projections" in your supplemental materials. Supplementally advise us who prepared the noted projections. Specifically address whether HollySys prepared the projections. We may have further comment.

The Greatace Due Diligence Report, page 63

32. We note the statement that "While no single factor determined the final agreed upon consideration in the stock purchase, Chardan's board of directors reviewed various industry and financial data, including certain valuation analyses and metrics compiled by members of the board and by Greatace in order to determine that the consideration to be paid to the Gifted Time Stockholders was reasonable and that the stock purchase was in the best interests of Chardan's stockholders." Please revise to indicate, if true, that the board of directors made the determination that the stock purchase agreement was fair from a financial point of view to the Chardan stockholders.

33. Please revise to discuss in more detail the market study obtained from HollySys.

Interest of Chardan Directors and Officers in the Stock Purchase, page 65

34. Please revise the second bullet point to address the financial impact on the shares of common stock owned by Chardan's executives and directors if the purchase agreement is not approved and Chardan fails to consummate an alternative transaction.

Due Diligence Information Materials, page 69

35. We note your response to prior comment 63. It appears that HollySys provided projections to Chardan that appear to be material. Specially address whether Chardan's Board of Directors relied upon the HollySys projections and whether the Board of Directors considered the projections to be material to their decision that the merger is fair to, and in the best interests of Chardan and its stockholders. In this regard, we note the disclosure on page 61 that "Chardan's board of directors reviewed … certain valuation analyses and metrics compiled by members of the board and by Greatace in order to determine that the consideration to be paid to the Gifted Time Stockholders was reasonable and that the stock purchase was in the best interests of Chardan's stockholders … One of the most critical aspects of the Greatace report was its assessment of the HollySys forecasts for future growth, as this was a significant basis for the valuation of HollySys by Chardan's management." We believe that shareholders should be aware of the projections if such projections were a material factor in the Chardan Board's recommendation. If the projections were a material factor, summarize the projections and all material assumptions made in preparing them.

Valuation Information, page 69

36. We note your statement that "Based on this analysis, Mr. Propper concluded that, comparatively speaking, the enterprise value of the HollySys Operating Companies, immediately after the acquisition, was favorable relative to the price being paid." Please revise this section to indicate, if true, that Mr. Kerry Propper made the determination that the stock purchase agreement was fair from a financial point of view to the Chardan stockholders.

37. We note your response to comment 75. Please revise to indicate that the discussion along with the information in section "Satisfaction of the 80% Test" addresses the full analyses prepared and presented to the Board of Directors by Mr. Kerry Propper.

Protections Against the Loss of Consigned Assets, page 76

38. Please clarify the discussion in the second paragraph concerning "additional corporate protections." The prospectus states that the HLS board of directors will be comprised of a majority of independent persons and, further, that an audit committee comprised of independent directors must approve any transaction with insiders, such as Dr. Wang, a consignor who will be an officer and director of HLS. The prospectus further states that "the above corporate controls prevent him [i.e., Dr. Wang] from taking a decision to terminate the consignment

agreement unilaterally for his own benefit." Please explain how this is the case, given that: HLS is not a party to the consignment agreement between Dr. Wang and Gifted Time Holdings; "only action taken by Gifted Time Holdings . . . to waive or amend the provisions of the consignment agreements would require the approval of the audit committee;" and "the stock consignment agreements are enforceable only by such stockholders of Beijing HollySys," i.e., the consignors.

39. The third paragraph on page 77 states that, although HLS is not aware of any law providing that the consignee's rights are an asset of the consignee, HLS intends to assert that the rights in this matter constitute an asset of HLS. The prospectus adds that shareholder approval is required under BVI law for the sale or transfer of 50% or more of the assets of HLS. It appears, however, that this argument could be raised only in the context of litigation involving the breach or termination by a consignor of its consignment agreement with HLS' subsidiary, Gifted Time Holdings. Please discuss.

Regulatory Matters, page 79

40. The prospectus states that the Gifted Time Stockholders currently are waiting for SAFE to approve their applications submitted in March 2006. Please update, if appropriate.

Management's Discussion and Analysis, page 121

Critical Accounting Policies, page 124

Government subsidies, page 128

41. We note that each of the Beijing HollySys companies has received certain government subsidies from local Chinese government agencies during the past three years, which accounted for 23.31%, 21.55%, and 27.11%, respectively, of income before income tax on a gross basis. Please discuss whether there will be any anticipated impact on these subsidies based on the new ownership structure. Add a risk factor, if appropriate.

Results of Operations, page 128

General

42. We reviewed your revised disclosure in response to our prior comment 88. Please revise your discussion of each component of cost of integrated contract revenues

for each period presented to include the percentage of integrated contract revenue and related variances (i.e., labor costs were X% of integrated contract revenue in fiscal year 2006 versus Y% in 2005) along with a discussion of the causal factors for the change.

Unaudited Pro Forma Combined Financial Statements, page 131

General

43. Please revise to include pro forma statements of income for the year ended December 31, 2005 in accordance with Article 11 of Regulation S-X.

44. We reviewed your pro forma income statement adjustments and it is unclear how adjustments B1 and C1 are appropriate. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact. In addition, infrequent or nonrecurring items included in the underlying historical financial statements of the registrant or Gifted Time and that are not directly affected by the transaction should not be eliminated. Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting your conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X (i.e., clarify how each is directly attributable to the transaction, factually supportable, and expected to have a continuing impact).

Chardan North China Acquisition Corporation Financial Statements

General

45. We note that you have amended your warrant and underwriter purchase option (UPO) agreements on August 24, 2006, to include language indicating that in no event will the warrants or the UPO be net cash settled. Considering that the warrant and UPO agreements included in your initial public offering did not specify any circumstances under which net-cash settlement is permitted or required, and the warrant and UPO agreements did not specify how they would be settled in the event that the company is unable to deliver registered shares (or units with regard to the UPO), net cash settlement is assumed if the company is unable to deliver registered shares (or units with regard to the UPO). These conditions would lead to liability classification of the warrants and UPO under the provisions of EITF 00-19. Accordingly, please revise your financial statements to separately classify the warrants and UPO as liabilities and to subsequently adjust

the warrants and UPO to fair value for all periods from the initial public offering
date through the most recent reporting period.

Gifted Time Holdings Ltd. Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

General

46. We reviewed your critical accounting policies, noting the use of the term
"generally" in several instances to describe your policies. Policy disclosures
should be specific and should avoid using ambiguous terms (such as, generally).
In those instances where you have more than one policy, sufficient disclosure
should be provided. Please revise here and in MD&A accordingly.

Accounts Receivable, Other Receivable and Concentration of Credit Risk, FII-11

47. Please revise the statement that, "the interval of two billings under a contract is
within one year and the last billing to be issued for a contract is at the end of the
warranty period," to clarify when the initial billing is completed consistent with
your revenue recognition disclosure on FII-10. In this connection, clarify your
disclosure to indicate when the amounts recorded as unbilled receivables will be
billed for each period presented.

48. We reviewed your response to our prior comment 95, noting that the disclosure of
credit terms ranging from 90 to 120 days was an error, thus deleted. Please revise
to include the credit terms of your billed receivables and your policy for
determining past due or delinquency status in accordance with SOP 01-6. Also,
disclose to us the length of your operating cycle in the context of Chapter 3(A) of
ARB 43.

49. We reviewed your response to our prior comment 95, noting the inclusion of your
aging in your response. In order to enhance an investor's understanding, please
revise your filing (here or in MD&A) to include an aging of your billed accounts
receivable (consistent with the allowance buckets presented) for the balance sheet
periods presented.

Note 5 – Long-Term Investments, FII-19

50. In response to our prior comment 96 requesting your agreement with Beijing
TechEnergy, you provided a supplemental copy of the Articles of Association of

China TechEnergy Co., Ltd. Please tell us about the relationship of these entities. If they are not the same entity, please provide us with your agreement with Beijing TechEnergy. Further, confirm that the agreements you have provided (i.e., the Shenzhen HollySys, HollySys Zhonghoa, and Beijing TechEnergy agreements) are properly executed, as it appears they are not appropriately memorialized (i.e., not signed and dated). Please advise or provide the appropriate information as previously requested.

51. We reviewed your response and supplemental information provided in response to our prior comment 96. We note your prior assertion that HollySys Zhonghao was not a variable interest entity under FIN 46(R) because of the limited liability structure of the entity (i.e., you will not absorb the expected losses of the entity) and the lack of any financial support agreements. Even though there may be not be agreements providing financial support to HollySys Zhonghao, tell us how you determined that the total equity investment at risk is sufficient to permit HollySys Zhonghao to finance its activities without additional financial support in connection with paragraph 5(a) of FIN 46(R). Also, considering the LLC structure and your limited exposure to losses, tell us how you do not lack the obligation to absorb the expected losses of the LLC, as discussed in paragraph 5(b)(2) of FIN 46(R). Finally, tell us which member of the LLC would absorb a majority of the expected returns of the LLC.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas J. Rein, Esq.
        Fax: (858) 677-1401